EX 99.6

Netco Energy Inc.
FORM 51-102F1
Management’s Discussion and Analysis
December 31, 2003

The following discussion and analysis was prepared on May 18, 2004 and is management’s assessment of Netco Energy Inc. (the “Company”) historical financial and operating results and should be read in conjuction with the audited consolidated financial statements of the Company for the years ended December 31, 2003 and December 31, 2002, together with the accompanying notes.

Forward-Looking Statements

Except for historical information, the Management’s Discussion and Analysis (the “MD&A”) may contain forward-looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be material different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Selected Annual Information

The following table sets forth a summary of the financial results of the Company of years ended December 31, 2003, 2002 and 2001:

Years ended December 31 (Cdn $)	2003	2002	2001
Total revenue	$3,409,365	$1,281,645	$604,160
Net Income (loss)	$174,296	$878,125	$192,826
Basic per share	$0.03	$0.14	$0.06
Diluted per share	$0.02	$0.13	$0.05
Total assets	$4,526,921	$2,873,266	$1,737,938
Total long-term financial liabilities	$1,000,000	Nil	$185,250

Results of Operations

For the year ending December 31, 2003, the Company recorded total revenues of $3,409,365 and net income of $174,296 compared to total revenues of $1,281,645 and a net income of $878,125 for the same period in 2002.  Revenues were primarily from oil and gas production, which was higher than in 2002 due to higher commodity prices and a greater number of wells on production.   Production for the year ended 2003 totaled approximately 522 mmcfe.  Interest income earned was $5,003 compared to $7,699 in 2002.

Expenses for the year ending December 31, 2003 were $2,375,686 consisting of $1,526,893 in amortization, depreciation and depletion, $480,405 in operating and production expenses and $368,388 in general and administration expenses compared to the expenses for the year ending December 31, 2002 which were of $674,977 consisting of $311,000 in amortization, depreciation and depletion, $162,732 in operating and production expenses and $201,245 in general and administration expenses.

Earnings per share for the year were $0.03 following a fourth quarter depreciation and depletion adjustment resulting from estimated reserve and value adjustments relating largely to the Sylvan Lake and Jumpbush/Majorville area properties.   Total capital expenditures in 2003 were $3,172,972 of which $1,938,823 was attributable to these properties with no appreciable reserve value, realized accordingly an additional write-down of over $1,000,000 in depletion expense was recorded.

At the end of the year the Company had cash and equivalents of approximately $23,194 compared with $122,335 for the same period in 2002.  The company also had $191,525 in prepaid drilling costs at the end of the year compared to $200,105 in 2002.

As of December 31, 2003, the Company owned working interests varying from 18.75 to 68.75% in 13 producing wells (5.34 net) plus 4 additional wells (1.55 net) waiting on tie-in or pipeline connections, plus five wells (1.524 net) standing requiring completion follow-up or abandonment.

On October 20, 2003, Mr. Donald A. Sharpe resigned as President, CEO and Director of the Company.

On October 22, 2003, Chris Schultze was appointed President and Secretary of the Company and Mr. Michael Schoen was appointed as Director of the Company.

Summary of Quarterly Results

	Year Ended December 31, 2003				Year Ended December 31, 2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total Revenue	$752,420	$1,695,372	$2,481,238	$3,409,365	$93,916	$414,612	$610,061	$1,281,645
Net income (loss)	$483,536	$1,014,288	$1,455,142	$174,296	$473,226	$522,635	$508,788	$878,125
Basic per share	$0.07	$0.16	$0.23	$0.03	$0.07	$0.08	$0.08	$0.14

Fourth Quarter

Revenue for the fourth quarter was $928,127 compared to revenues of $671,584 for the same three month period ended 2002. After the additional depletion expense taken in the fourth quarter amounting to $1,375,322, the net income for the year  was reduced to $174,296 compared to $878,125 for the same period in 2002. Production for the fourth quarter totaled approximately 126 mmcfe of natural gas.

Direct expenses for the quarter were $1,655,215 compared to $126,381 in the same period in 2002 consisting mainly of the additional depletion expense of $1,375,322 and $480,405 in State taxes and operating expenses compared to $311,000 in amortization, depreciation and depletion costs and $162,732 in State taxes and production expenses the same period in 2002.

Other expenses and costs for the quarter were $365,485 compared to $201,245 in the same period 2002 and include general and administration expenses of $368,388 compared to $201,245 in 2002,  foreign exchange  decreased to a loss of $368 compared to a comprehensive gain of $28,833 the same period in 2002,  interest expenses increasing to $125,049 compared to Nil for the same period in 2002, and professional fees increasing to $64,125 compared to $36,811 the same period 2002.

During the fourth quarter the Sylvan Lake 07-02-38-4W5 Leduc sour gas well that was drilled and cased in the summer of 2003 was flow tested at an AOF of 19 mmcf/d. The 07-02 well had targeted a location two meters up dip of a well that had watered out after producing 0.75 bcf at high production rates in the late 1980’s. The 07-02 well will be produced at a restricted rate of 1,000 to 1,500 mcf/d with intended first sales late second quarter or third quarter 2004.

Also during the fourth quarter in the Provost area Netco and its operating partner re-entered an existing wellbore, 8-29-038-07W4 and fracture stimulated an abandoned past producing natural gas zone. The former producing zone had produced 0.13 bcf cumulative gas.  AOF measurents of 700 mcfd were recorded stabilizing at 220 mcfd.

Subsequent Events

At the Jumpbush property the Company participated in commingling operations at its producing 11-36-19-20W4 well. The program resulted in an incremental 430 mcf/d (161 mcf/d net) gas production rate gain to a rate of 685 mcf/d (256 mcf/d net). Netco's interest in the well is 35%. Two additional Jumpbush wells (0.75 net) drilled in 2003 are scheduled for tie-in during the second quarter and are expected to add 300 mcf/d (112 mcf/d net) of combined gas production.  The Company’s working interests in the wells is 37.5%.

In the Provost area the 8-29-038-07W4 well, fracture stimulated in December 2003 was turned to sales at a rate of 100 mcf/d and is expected to produce at this rate on a stabilized basis. Several new targets have been identified. Netco’s working interest in the wellbore and five Sections of land is 50%.

In the Greencourt area the Company retains a 5% gross overriding royalty convertible to a 20% working interest after payout in the 04-20-60-09W5M well following a farmout agreement with another company in early 2004. The well was originally drilled and cased in mid-2003. To earn its interest the farmee was required to complete the well and if successful bring the well on production. The farmee has since successfully fracture stimulated a gas-bearing zone in the Lower Mannville and anticipates tying in the well and achieving first production by the end of the second quarter. An initial production rate of 450 mcf/d is expected. Netco also owns a 20% working interest in one adjacent Section of land.

Effective March 1, 2004, the Company has entered into a formal Investors Relations Agreement with Mr. Chadwick Wasilenkoff to perform investor relations and marketing activities on behalf of the Company.

The term of the agreement with Mr. Wasilenkoff will initially be a six-month term, effective March 1, 2004, renewable for a second six-month term (upon mutual consent).  The Company will pay Mr. Wasilenkoff a monthly fee of  $5,000 per month plus up to $2,000 per month in overhead costs.  Pursuant to the agreement, the Company also will grant to Mr. Wasilenkoff 100,000 incentive stock options exercisable at $0.60 per share for a period of five years.  The options will vest as to 25,000 options after each 90 day period during the term of the agreement, such that all 100,000 stock options vest on the 360th day after the effective date.  Any stock options that have not vested prior to termination of the agreement shall be cancelled.  Upon termination of the agreement any vested options shall expire after one month.

During the first quarter of 2004 all of the 15% convertible debentures relating to the completed private placement announced April 22, 2003 were converted.

On March 22, 2004, the Company announced that it has arranged a non-brokered private placement with certain investors of 15% Convertible Debentures (the “Debentures”) for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.

The Debentures shall have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears.  All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture.  The Company will grant the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).  Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant.  The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

Each Flow-through Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Flow-through Warrant”).  Each Flow-through Warrant entitles the holder to purchase one additional common Flow-through share at a price of $0.55 per Flow-through Warrant.  The Flow-through Warrants shall expire five years from the issuance of the Flow-through Units.

The Company will use the proceeds of the financing to fund the Company’s oil and gas exploration programs in Alberta and for general working capital.  The transaction is subject to regulatory approval.

On May 11, 2004, Mr. Chris Schultze was appointed Chief Executive Officer of the Company and Mr. Daniel Weisbeck was appointed the Chief Financial Officer of the Company.

Liquidity

As of December 31, 2003, the Company has a net working capital of Cdn $546,305.    Currently the Company has no long-term liabilities and does not anticipate any problems meeting existing capital expenditures as they become due.

Capital Resources

The Company’s ability to explore and, if warranted, develop further properties will be dependent upon its ability to raise significant additional financing hereafter.  Should the Company not be able to obtain such financing, its ability to participate in the development of further properties may be lost.  The Company has limited financial resources, will have limited cash flow from operations and will be dependent for funds on its ability to sell its common shares and share purchase warrants, primarily on a private placement basis, pursuant to the policies of the TSX Venture.  There can be no assurance that the Company will be able to engage in such financings in light of factors such as the market demand for its securities, the state of financial markets generally and other relevant factors.  If such a method of financing is employed by the Company, it will result in increased dilution to the existing shareholders each time a private placement is conducted.

The Company has no assurance that additional funding will be available to it for the exploration and development of future projects.  There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of any projects with the possible loss of such properties.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Transactions with Related Parties

The fiscal year to date aggregate amount of expenditures made to parties not at arm’s length from the issuer amounted to $79,000.  These were paid to corporations with common directors of the Company for the provision of office rent and equipment, administration and other office services and supplies and to a former director of the Company for management services.

On April 22, 2003, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,000,000 and issued a total of 100 15% convertible debentures at a price of $10,000 per convertible debenture. John Hislop, a director of the Company purchased 43.25 convertible debentures, Chris Schultze, the President and Director of the Company purchased 3 convertible debentures and Donald Sharpe, a former Director of the Company, purchased 11.63 convertible debentures.   During the first quarter of 2004 all of the 15% convertible debentures relating to the completed private placement announced April 22, 2003 were converted.

On March 22, 2004 the Company announced a private placement of 15% Convertible Debenture and Flow-through units.  It is currently anticipated that one of the Company’s directors, John Hislop, will be providing 50% of the gross proceeds to be received from the private placement of 15% Convertible Debenture and Flow-through.

Critical Accounting Estimates

Please refer to Note 3 of the Company’s consolidated financial statements.

Changes in Accounting Policies

Please refer to Note 2 of the Company’s consolidated financial statements.

Financial Instruments and Other instruments

Please refer to Note 8 of the Company’s consolidated financial statements.

Risk Factors

Fluctuating World Prices

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond a company’s control.  A decline in such market prices may have an adverse effect on revenues received from the sale of oil and gas.  A decline in prices will also reduce exploration efforts and make it more difficult to raise capital.

Uncertainty of Estimates of Reserves

Under applicable regulatory requirements, the Company will be required to identify and disclose as proved oil and gas reserves, estimated quantities of crude oil, natural gas and natural gas liquids.  This geological and engineering data demonstrates with reasonable certainty the estimated quantities of crude oil, natural gas and natural gas liquids, which will be recoverable in future years from known reservoirs under existing economic and operating conditions.  However, the process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.  As a result, such estimates are inherently imprecise.  Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from our estimations from year to year.  Any significant variance in the assumptions could materially affect the estimated quantities and present values of reserves.  For example, a material drop in oil and gas prices, or a material increase in applicable taxes, will require management to reassess whether known reservoirs can continue to be reasonably judged as economically productive from one year to the next.  In addition, the reserves may be subject to downward or upward revisions based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.  Actual production, revenues, taxes, development expenditures and operating expenses with respect to the reserves will likely vary from the estimates presented herein, and such variances may be material.

Declining Reserves

In general, the volume of production from oil and gas properties declines as reserves are depleted.  The decline rates depend on reservoir characteristics and vary from steep declines to the relatively slow declines characteristic of long-lived fields in other regions.

Environmental Risks

The Company is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment.  In operating and owning petroleum interests, the Company may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible.  Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to actual negligence or fault.  Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others or for acts of the Company.

Possible Defects to Title of the Assets

The Company has not obtained any recent legal opinion as to title of its assets.  As a result, no assurances can be given that title defects do not exist.  If title defects do exist, it is possible that the Company may lose all or a portion of the Company’s right, title, estate and interest in and to the Assets.

Operating Hazards and Drilling Risks

Oil and natural gas exploration operations are subject to all of the risks and hazards typically associated with such operations, including fire, explosions, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or personal injury.  The nature of these risks is such that liabilities could exceed insurance policy limits, in which event, the Company could incur significant costs that could have a materially adverse effect upon the Company’s financial condition.  Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.  The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment.

Intense Competition in the Oil and Gas Industry

The oil and gas industry is highly competitive and the Company will compete with many companies who have greater financial strength and technical resources than the Company does.

Lack of Dividends

To date the Company has not declared or paid any cash dividends on its Common Shares.  The Company does not intend to pay cash dividends on its Common Shares for the foreseeable future.  The Company intends to retain earnings for reinvestment in the Company’s new business.

Governmental Regulation

The proposed oil and gas operations are subject to various Canadian federal, provincial and local governmental regulations.  Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation.  From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas.  The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment.  To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant.  The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company will be unable to predict the ultimate cost of compliance with these requirements or their effect on the Company’s operations.

Reserves Data and Other Oil and Gas Information

The Company’s independently prepared reserves assessment and evaluation of its Gas properties effective December 31, 2003 have been prepared in accordance with mandated  National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of Canadian Securities Administrators.  The report is available on SEDAR at www.sedar.com.

Outstanding share date

Netco Energy Inc. is a Tier 2 issuer and its shares are traded on the TSX Venture Exchange under the symbol NEI.

As at December 31, 2003

Class of shares	Par Value	Number Authorized	Number issued
Common	Nil	Unlimited	8,149,329
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion / Expiry Date
Options	93,500	$0.22	November 22, 2004
Options	30,000	$0.27	February 20, 2008
Warrants	1,000,000	$0.23	January 18, 2004

As at the date of the MD&A

Class of shares	Par Value	Number Authorized	Number issued
Common	Nil	Unlimited	14,126,316
Preferred	Nil	Unlimited	Nil

Security Type	Number outstanding	Exercise / Convert Price	Conversion / Expiry Date
Options	23,500	$0.27	February 20, 2008
Options	220,000	$0.53	January 26, 2009
Options	100,000	$0.60	March 2, 2009
Warrants	1,486,100	$0.30	March 16, 2006
Warrants	465,859	$0.30	March 29, 2006

There are no common shares held in escrow or subject to pooling.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company also maintains a web site at www.netcoenergy.com and email address info@netcoenergy.com for shareholder communication.  The Company’s phone number is (604) 331-3376.